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SI 11017262 ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FS2 Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Arch Street, Suite 675
(No. and Street)

Philadelphia PA 19104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ann Marie Rafferty 215-495-1168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One Valley Square, Ste 250, 512 Township Line Rd. Blue Bell PA 19422
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Ann Marie Rafferty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FS2 Capital Partners, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ann Marie Rafferty
Signature

CFO
Title

Adrienne Yost Hart
Notary Public

NOTARIAL SEAL
ADRIENNE YOST HART
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Aug 28, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FS² Capital Partners, LLC

Contents

Independent Auditor's Report 1

Financial Statement

Statement of Financial Condition 2
Notes to Financial Statement 3

McGladrey

Independent Auditor's Report

To the Member
FS^2 Capital Partners, LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of FS^2 Capital Partners, LLC (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FS^2 Capital Partners, LLC as of December 31, 2010 in accordance with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 24, 2011

FS^2 Capital Partners, LLC

Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	1,367,769
Accounts receivable		538,896
Due from affiliate		95,667
Prepaid expenses		13,107
Total assets	$	2,015,439
Liabilities and Members' Equity		
Liabilities		
Subordinated borrowings	$	100,000
Due to affiliate		1,993
Accounts payable and accrued expenses		707,207
Total liabilities		809,200
Members' Equity		1,206,239
Total liabilities and members' equity	$	2,015,439

See Notes to Financial Statement.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies

Organization: FS² Capital Partners, LLC (the "Company") was formed in the State of Delaware on July 16, 2007. The Company received its registrations/licenses from the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on December 14, 2007.

Description of the Business: The Company is registered with the SEC and FINRA as a broker-dealer. The Company is engaged in the private placement of securities, real estate investment trusts, direct participation programs and business development companies. The Company will not hold or maintain funds or securities or provide clearing services for other broker-dealers. The Company will not hold customer accounts. The Company does not refer or introduce customers to other brokers and dealers.

Rule 15c3-3 Exemption: The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds received, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions through one or more designated bank accounts.

A computation of reserve requirement is not applicable as the Company qualifies for exemption under SEC Rule 15c3-3 (k)(2)(i).

A summary of the Company's significant accounting polices is as follows:

Cash and Cash Equivalents: The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company maintains cash balances at financial institutions which, at various times during the year, exceeded the threshold for insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company mitigates their risk relative to cash by maintaining relationships with, what management believes to be, high credit quality financial institutions.

Income Taxes: The Company, with the consent of its members, has elected to be taxed under sections of Federal and state income tax law which provide that, in lieu of corporation income taxes, the members separately account for their pro rata portion of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the years before 2008.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In July 2010, the FASB issued Accounting Standards Update ("ASU") 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. ASU 2010-20 requires more robust and disaggregated disclosures about the credit quality of financing receivables and allowances for credit losses, including disclosure about credit quality indicators, past due information and modifications of finance receivables. This ASU is effective for the Company for annual reporting periods ending after December 15, 2011. The adoption of this guidance will significantly expand the existing disclosure requirements but will not have an impact on the Company's financial condition, results of operations and cash flows.

Subsequent Events: The Company has evaluated its subsequent events (events occurring after December 31, 2010) through February 24, 2011 which represents the date the financial statements were issued.

Note 2. Related Party Transactions

On April 30, 2010, Franklin Square Holdings, L.P. ("Holdings"), previously a 1% member in the Company, purchased the other 99% interest and became the sole member of the Company.

The Company has entered into the following agreements with Holdings.

Under an Expense Sharing and Administrative Services Agreement, Holdings agreed to pay a portion of the rent, operating expenses, administrative support, wholesaler salary, consultants and registration costs incurred by the Company. The agreement was effective October 1, 2008. Total expenses paid on behalf of the Company by Holdings for the year ended December 31, 2010 were $3,518,634. These costs have also been recognized as capital contributions for financial accounting purposes and are not recoverable by Holdings in the future. By mutual agreement of the Company and Holdings, the Expense Sharing and Administrative Services Agreement will be terminated effective March 11, 2011.

Under a Subordinated Loan Agreement for Equity Capital, Holdings agreed to loan $100,000 to the Company. The agreement was effective August 12, 2008. The Subordinated Loan is subordinated to all other obligations to creditors in the ordinary course of business. There are no principal payments due on the loan until maturity, December 2012. The loan bears interest at 2% per annum and interest is payable at maturity. At December 31, 2010, accrued interest of $4,750 was recorded on the loan and is included in accounts payable and accrued expenses on the statement of financial condition.

Beginning in June 2009, the Company and Holdings entered into an informal agreement such that Holdings will initially pay on behalf of the Company the commissions earned by wholesalers for gross equity financing raised on behalf of FS Investment Corporation ("FSIC"), a related party. FSIC and the Company will subsequently reimburse Holdings for these commission payments. Wholesalers of the Company receive 75 basis points on gross equity financing raised on behalf of FSIC. In addition, certain management personnel of the Company receive commissions at varying rates on all gross equity financing raised. At December 31, 2010, $517,238 was unpaid and is included in accounts payable and accrued expenses on the statements of financial condition.

Note 3. Subordinated Borrowings

The borrowings under subordinated agreements at December 31, 2010 is as follows:

Subordinated note, interest at 2.00% per annum, due December 2012	$ 100,000

The subordinated borrowings are due to Holdings and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 4. Commitments and Contingencies

Legal and Other Loss Contingencies: In 2010, a lawsuit was filed against the Company in connection with the Company's hiring of certain individuals. Claims against the Company include alleged interference with non-solicitation agreements with the former employer. The litigation is at a preliminary stage and limited discovery has been taken. Therefore, at this time, the likelihood of an unfavorable outcome cannot be determined. Accordingly, no provision for this matter has been made in the financial statements. The Company intends to vigorously defend against the claims.

Note 5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations as a broker-dealer and 15 to 1 thereafter. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $888,605, which was $841,642 more than required net capital of $46,963 at December 31, 2010. The Company's ratio of aggregate indebtedness to net capital was 0.79 to 1 at December 31, 2010.

FS2 Capital Partners, LLC

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)
December 31, 2010

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Accountant's Report

To the Member
FS2 Capital Partners, LLC
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010 which were agreed to by FS2 Capital Partners, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and the SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 24, 2011

FS^2 Capital Partners, LLC

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.